SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STELLENT, INC.

(Name of subject company (Issuer))

ORACLE CORPORATION

ORACLE SYSTEMS CORPORATION

STAR ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	85856W105
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.

Senior Vice President, General Counsel & Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

William M. Kelly, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following Frequently Asked Questions was made available to Stellent's U.S. employees on November 3, 2006.

Oracle and Stellent
US Employee FAQ
November 3rd. 2006

NOTE: The following employee questions and answers are for US employees only. Answers may differ on a country-by-country basis - based on applicable local law.

GENERAL QUESTIONS

When will I become an Oracle employee?
As you are aware, Oracle and Stellent, Inc. have entered into an Agreement and Plan of Merger for Oracle to acquire Stellent. If this transaction closes and Stellent is acquired by Oracle, there will be a period when you will remain an employee of Stellent. Ultimately, Stellent will be reorganized within the Oracle corporate structure (the “Restructuring”) and Stellent employees will formally become Oracle employees. After the Restructuring, your employment will be with Oracle USA, Inc. or another affiliate of Oracle, as designated by Oracle.

Does that mean that I will no longer be an employee of Stellent?
After the closing of the acquisition, you will initially remain a Stellent employee until the Restructuring concludes. The actual date of hire with Oracle will be the day after the Restructuring.

What happens to my seniority at Stellent?
Your hire date at Oracle will be the day you begin work as an Oracle employee. However, your service date with Stellent will be used to calculate certain service-related benefits, such as 401(k) and vacation.

Who do I report to?
Until notified after the closing, you continue to report to your current manager in your current job.

Will Stellent or Oracle do anything to retain employees during the acquisition?
Until the closing of the transaction, Oracle and Stellent remain separate companies. Our objective is to implement the operating model and manage the integration in a manner that motivates people to stay with Oracle after the closing of the transaction.

What if I am offered a job, but do not wish to join Oracle after the closing?
You are free to seek other employment. If you choose not to accept our employment offer after the closing, we ask that you notify us of your decision promptly and handle your departure with professional courtesy.

What if I am interested in a different job at Oracle after the closing?
You will have the ability to apply for new positions after the closing once you have met Oracle’s time-in-position guidelines within your own department. Oracle’s job posting system is accessible via the web at http://www.oracle.com/corporate/employment/index.html.

Does Oracle offer technical and developmental training for its employees?
Oracle offers a wide variety of technical and developmental training programs for its employees through Oracle University (OU) and Organization & Talent Development (OTD). These programs will be available post-closing. Employee participation in training programs must be pre-approved by management.

I am a contractor. Will I continue to work for Stellent?
Until the closing of the transactions, Oracle and Stellent remain separate companies. Post-closing, you should continue with business as usual according to your contract until you are notified of any change. We will let you know as soon as we have additional information.

IMMIGRATION QUESTIONS

I have a work visa that is sponsored by Stellent. Do I have to do anything to transfer that to Oracle post-closing?
Until the closing of the transactions, Oracle and Stellent remain separate companies. Post-closing, visa amendment petitions will be filed in the future, but there is no immediate time deadline to do so. Such filings, which will include information about the acquisition, will likely be done whenever the next extension petition is filed for you after the closing.

I have a greencard process sponsored by Stellent, with a case that is filed and pending, but will Oracle continue the process?
Until the closing of the transactions, Oracle and Stellent remain separate companies. Post-closing, Oracle will continue to support these filings to the extent possible and take action on pending greencard cases as needed in an effort to reach approval on cases.

BENEFITS QUESTIONS

What will happen to my Stellent benefits?
Until the closing of the transactions, Oracle and Stellent remain separate companies. Post-closing, once you begin employment as an Oracle employee, you will no longer be eligible for benefits under Stellent’s benefit plans. Instead, you will be asked to select new benefits from the Oracle benefit plans.

When will my new benefits begin after the closing?
In general, your benefits will begin upon your date of hire with Oracle.

What benefits does Oracle offer?
Oracle offers a comprehensive, flexible benefit package that you can tailor to meet your needs, including medical, dental and vision coverages, disability, life insurance and 401k.

A detailed description of the Oracle benefit plans will be provided in a separate presentation from Oracle Human Resources as part of the integration process after the closing. You may visit the Oracle Benefits website for general information about the benefits available at: www.oraclebenefits.com Select “Read” and “2007 Enrollment Guide.”

How do Oracle’s health plans compare to Stellent’s?
Oracle’s health plans are benchmarked against a select group of High Tech firms and are extremely competitive. There are five plan options offered through United Healthcare, and nine regional HMOs offered where available.

If I choose to get healthcare coverage through my spouse or domestic partner outside of Oracle, will I receive any sort of credit?
If you have proof of healthcare coverage elsewhere and decline medical coverage at Oracle, you will receive a reduced number of flex credits that can be spent on other benefits, deferred into a 401(k) account, or taken as regular pay.

Are there any pre-existing condition exclusions in Oracle’s benefit plans?
There are no pre-existing condition exclusions in Oracle’s medical plans. However, in certain cases for Dental, Long Term Disability and Long Term Care there may be a waiting period for benefits if a pre-existing condition exists, or if treatment has already been received. Please refer to the applicable plan documentation for full information.

What is Oracle’s Personal Time Off (PTO) policy?
Oracle has separate vacation and sick time policies and details for each are provided below.

What is Oracle’s vacation policy?
Oracle offers the following paid vacation:

  Thirteen days per year for the first three years of service (8.67 hours/month)
  Eighteen days per year after three years of service (12 hours/month)

As a full-time regular employee working at least 35 hours per week, you accrue 13 days of vacation per year (8.67 hours per month) for your first three years of employment, and 18 days per year (12 hours per month) after three years. As a regular employee working 25-34 hours per week, you accrue vacation at a prorated accrual rate of 75% or 6.5 hours per month for your first three years of service and 9 hours per month after three years. As a regular employee working 20-24 hours per week, you accrue vacation at a prorated accrual rate of 50%, or 4.33 hours per month, for your first three years and 6 hours per month after three years.

Maximum vacation accrual at any time during the first three years of employment is 120 hours. After completing three years of employment, maximum vacation accrual at any time is 184 hours. Maximum accruals for regular employees working 20-34 hours per week are also prorated. When you reach your maximum accrual, you stop accruing vacation time until you reduce your balance by taking a vacation and reporting the hours taken.

You may schedule your vacation at any time during the year, with your manager's approval.

*Note: Your service date with Stellent will be honored as your date of service for calculating your vacation accrual rate.

What is Oracle’s holiday policy?
Oracle has eight scheduled holidays per calendar year:

  New Year’s Day
  Martin Luther King, Jr. Day
  Memorial Day
  Independence Day
  Labor Day
  Thanksgiving
  Day after Thanksgiving
  Christmas Day

What is Oracle’s sick time policy?
If you are a full-time regular employee or a part-time regular employee working at least 20 hours per week, sick leave is provided for short periods of absence up to seven calendar days due to illness, injury or personal health emergency experienced by you or by a member of your immediate family.

When using sick leave, you are required to notify your manager each day you are unable to report to work. If you are absent for three consecutive days without notifying your manager, it may be considered a voluntary resignation. In addition, the frequency with which you request sick leave must be reasonable and the company may deny the use of sick leave at its discretion.

Sick leave is applicable only when you are unable to work for a period of up to seven calendar days. Absences of more than seven consecutive calendar days due to illness may be covered by the medical leave, family care and medical leave (FMLA) and/or pregnancy disability leave policies.

What is the medical leave policy?
A medical leave of absence is provided if you are unable to work due to an illness or injury, including disability due to pregnancy, childbirth or related medical conditions, for periods in excess of seven calendar days. You may request a medical leave of absence through Matrix (Oracle’s leave of absence administrator), and must meet applicable eligibility requirements. Additionally, you must notify your manager of your leave and keep your manager updated throughout the status of your leave.

The first seven calendar days of your disability will be paid as sick leave. For non-pregnancy related disabilities, you may receive up to 83 days of Oracle-sponsored Short Term Disability (STD) pay in a rolling 12 month period, measured backward from the date you go on leave. For pregnancy related disabilities, you may receive up to 118 days of Oracle-sponsored Short Term Disability pay in a rolling 12 month period, measured backward from the date you go on leave. After the exhaustion of your Short Term Disability pay, any additional medical or pregnancy disability leave will be unpaid, though you may be eligible for Long Term Disability (LTD) benefits.

The following chart is a summary of Short Term Disability pay during medical/pregnancy disability leave:

Time Period	Pay Schedule
Beginning on the eighth calendar day of disability through 63rd day of disability	100% of base salary
64th day of disability through 90th day of disability	66 2/3% of base salary
91st day of disability through 118th day of disability (PREGNANCY-RELATED DISABILITIES ONLY)	66 2/3 % of base salary

* Complete details regarding Oracle’s medical leave policy are available on the Benefits website.

Does Oracle have an education reimbursement plan?
Yes. Oracle encourages employees to further their education in subjects related to work, and to broaden their knowledge and skills in preparation for possible assumption of new responsibilities. Oracle believes that the individual growth of its employees not only enhances their own lives, but also enhances the growth potential of Oracle.

The program is available to regular, full-time employees. Your course study must be related to present or anticipated responsibilities in the Company. You must complete the course with a grade of “B” or better. Eligible expenses may be reimbursed up to $5,250 per calendar year. Management approval for educational reimbursement is discretionary and always required.

Does Oracle have a 401(k) plan?
Yes. The Oracle 401(k) Savings and Investment Plan allows you to save money and invest in your choice of 28 investment options currently offered, including the Oracle stock fund.

You may contribute from 1 to 40% of your gross income to the plan on a pre-tax basis, subject to applicable IRS limitations. Your deductions are automatically withheld from your paycheck through payroll deductions. You may enroll in the plan or make contribution rate changes on a semi-monthly basis. Employees may enroll in the Oracle 401(k) plan via the Fidelity website at www.401k.com. Employees may also call Fidelity directly at 800-410-2363.

Does Oracle match employee contributions in the 401(k)?
Yes, Oracle matches your contributions to the plan at a rate of 50% on your first 6% in contributions each paycheck, up to a plan maximum of $5,100 per year. Matching contributions vest over a four year period as follows:

Years of Service Completed	Amount Vested After Completion
One Year	25%
Two Years	50%
Three Years	75%
Four Years	100%
* Note: Your service date with Stellent will be considered when determining your date of vesting.

Does Oracle have a stock purchase plan?
Oracle’s Employee Stock Purchase Plan currently allows you to purchase Oracle common stock at a discounted market price. Further details regarding this program will be provided prior to the next scheduled enrollment period.

I worked at Oracle before I joined Stellent. Will I receive credit for my prior service time with Oracle?
You will be treated as an Oracle rehire. Your prior service will be credited for certain service-related benefits. In most cases you will be assigned your prior Oracle employee ID number.

FACILITIES AND SUPPLIES QUESTIONS

What will we use for email and office tools?
You will migrate to Oracle’s email and extensive set of web-based administration tools as soon as possible after you formally become an Oracle employee after the Restructuring.

Will I have to relocate to an Oracle office after the closing?
Oracle Facilities is working to review office space. Where it makes sense, Stellent employees will likely be moved to Oracle offices after the restructuring.

Will I be able to relocate to other locations in the future?
If you are interested in relocating to another Oracle office in the future, you may initiate discussions with your organization’s management after the closing. Management approval for relocations is discretionary and always required. Space assignments will be made by your local facilities department. Workspace assignments will be determined per Oracle's Space Guidelines (according to title and job code).

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF STELLENT'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, STELLENT SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, STELLENT SHAREHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

SHAREHOLDERS OF STELLENT ARE STRONGLY ENCOURAGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 TO BE FILED BY STELLENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. INVESTORS MAY OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY OTHER DOCUMENTS FILED WITH THE SEC FOR FREE AT THE SEC’S WEBSITE, WWW.SEC.GOV. MATERIALS FILED BY STELLENT MAY BE OBTAINED FOR FREE AT STELLENT’S WEBSITE, WWW.STELLENT.COM.